SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report: January 31, 2003

CORTLAND BANCORP

(Exact name as specified in its charter)

Ohio	**000-13814**	**34-1451118**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

194 West Main Street, Cortland, Ohio 44410
(Address of principal executive officer, including Zip Code)

Registrant's telephone number, including area code: (330) 637-8040

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER EVENTS.

On January 31, 2003 Cortland Bancorp announced that the Board of Directors has authorized a stock repurchase program to acquire up to 4.9% of Cortland Bancorp's outstanding common stock over the next twelve months. The repurchase program will commence February 7, 2003. Cortland Bancorp currently has approximately 3,998,191 shares outstanding. For additional information, reference is made to Cortland Bancorp's press release dated January 31, 2003, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Company also announced that net income for 2002 was $5.742 million compared to $5.546 million in 2001. Earnings per share amounted to $1.43 in 2002 compared to $1.37 for 2001. Assets as of December 31, 2002 totaled $437.6 million, down from $439.9 million a year ago.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

Exhibit 99.1 – Press Release dated January 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORTLAND BANCORP

By: /s/ Rodger W. Platt

Rodger W. Platt, Chairman and President

Date: January 31, 2003